Exhibit 99.B(m)(3)

PNC FUNDS

DISTRIBUTION PLAN FOR CLASS T SHARES

This Distribution Plan (the “Plan”) constitutes the Distribution Plan for the Class T Shares of the series of PNC Funds (the “Trust”) listed on Schedule A hereto (each a “Fund” and collectively the “Funds”) adopted pursuant to the provisions of Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”).  During the effective term of this Plan, the Trust may incur expenses primarily intended to result in the sale of its shares or associated with the provision of services to shareholders of Class T Shares upon the terms and conditions hereinafter set forth:

1. Each Fund may make payments to the distributor of its shares (the “Distributor”) or to other service providers, in the form of fees or reimbursements, to compensate them for services provided and expenses incurred by them for the purposes of promoting the sale of Class T Shares of the Fund, reducing redemptions of Class T Shares of the Fund, or maintaining or improving services provided to holders of Class T Shares of the Fund by the Distributor and other service providers, including, without limitation, investment dealers.  Payments under this Plan in any fiscal year shall not exceed an annual rate of 0.50% of the average daily net asset value of the Fund attributable to its Class T Shares, as determined at the close of each business day during the fiscal year.  A majority of the Qualified Trustees may, at any time and from time to time, reduce the amount of such payments, or may suspend the operation of the Plan, with respect to any class of shares of any Fund for such period or periods of time as they may determine.

2. Unless otherwise permitted by applicable law, the Plan shall not take effect with respect to a class of shares of a Fund until (a) it has been approved by a vote of a majority of the outstanding shares of such class of shares of the Fund in question if required under the Rule and (b) it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the Trust, and (ii) those Trustees of the Trust who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Qualified Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and/or such related agreements.

3. This Plan shall continue in effect with respect to a Fund and any class of shares of such Fund for a period of more than one year after it takes effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2(b) herein.

4. Persons authorized to direct the disposition of monies paid or payable by a class of shares pursuant to the Plan or any related agreement shall provide to the Trust’s Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

5. This Plan may be terminated with respect to a class of shares of a Fund at any time by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding voting securities of such class of shares.

6. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund or any class of shares of a Fund, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding securities of the outstanding shares of the Fund or such class of shares, respectively, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

7. This Plan may not be amended to increase materially the amount of distribution expenses with respect to a class of shares of a Fund without the approval of a majority of the outstanding voting securities of such class of shares, and all material amendments to this Plan with respect to a class of shares of a Fund shall be approved in the manner provided for approval of this Plan in paragraph 2(b) hereof.

8. To the extent any payments made by the Funds, directly, through the Distributor or otherwise, for shareholder support and/or administrative services or otherwise, are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares within the context of Rule 12b-1 under the Act, such payments shall be deemed to have been approved pursuant to this Plan.

Notwithstanding anything herein to the contrary, the Funds shall not be obligated to make any payments under this Plan that exceed the maximum amounts payable under NASD Rule 2830 (or any successor rules adopted or amended by the Financial Industry Regulatory Authority).

9. The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to Paragraph 4 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which to be in an easily accessible place.

10. The provisions of the Plan are severable for each class of shares of each Fund, and whenever any action is to be taken with respect to the Plan, such action shall be taken separately for each class of shares of each Fund affected.

11. As used in the Plan, the terms “assignment,” “interested person” and “a majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemption or interpretation as may be provided by the Securities and Exchange Commission or the staff thereof.

Schedule A

PNC Balanced Allocation Fund

PNC Target 2020 Fund

PNC Target 2030 Fund

PNC Target 2040 Fund

PNC Target 2050 Fund

PNC Retirement Income Fund